Securities and Exchange Commission on October 5, 2018

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Hunter Maritime Acquisition Corp.

(Name of Subject Company (Issuer) and (Name of Filing Person (Issuer))

Class A Common Shares

(Title of Class of Securities)

Y37828111

(CUSIP Number of Class of Securities)

c/o MI Management Company

Trust Company Complex, Suite 206

Ajeltake Road

P.O. Box 3055

Majuro, Marshall Islands

MH96960

011-323-247-59-11

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Gary J. Wolfe, Esq.

Robert E. Lustrin, Esq.

Seward & Kissel LLP

One Battery Park Plaza

New York, New York 10004

CALCULATION OF FILING FEE

Transaction Value: Not applicable*	Amount of Filing Fee: Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates
☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4

☐	Going-private transaction subject to Rule 13e-4

☐	Amendment to Schedule 13D under Rule 13d-2

☐	Check the following box if the filing is a final amendment reporting the results of the tender offer.

Item 12.	Exhibits

Exhibit	Description
99.1	Form 6-K Relating to Entry into Merger Agreement, dated October 5, 2018
99.2	Form 6-K Relating to Proxy Solicitation, dated October 5, 2018

IMPORTANT INFORMATION

This Tender Offer Statement on Schedule TO-C relates solely to preliminary communications made before the commencement of a planned tender offer by Hunter Maritime Acquisition Corp. (the “Company) for up to 14,173,100 of its Class A common shares, par value $0.0001, at a purchase price of $10.00 per share (the “Tender Offer") and the related proposed extension of the time the Company has to complete an initial business combination.

The Tender Offer referenced in this filing has not yet commenced, and this filing is neither an offer to purchase, nor a solicitation of an offer to sell, the Class A common shares. The Tender Offer will be made only pursuant to a Tender Offer Statement on Schedule TO containing an offer to purchase, the letter of transmittal and related tender offer documents (the “Tender Offer Statement”), which the Company will file with the Securities and Exchange Commission (the “SEC”).

THE TENDER OFFER STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

The Tender Offer Statement will be mailed to holders of Class A common shares free of charge. Investors and shareholders holders of the Company are advised that they may also obtain free copies of the Tender Offer Statement and other documents filed by the Company with the SEC (when these documents become available) on the SEC’s website at www.sec.gov. Shareholders may also obtain free copies of the documents filed with the SEC by the Company by directing a request to Morrow Sodali LLC, as Information Agent for the Tender Offer, by telephone at: (800) 662-5200 or by email at: HUNT.info@morrowsodali.com.